Exhibit 1.A(3)(c)

                             Commission Schedule for
                   Variable Universal Life Insurance Contracts

I.    Commissions

      First Year Commission rate will be 50% or less of the Commissionable Target Premiums (CTP). The CTP is an annual premium amount excluding aviation, avocation, occupational and temporary extras on the base policy and any riders that does not exceed the policy's target premium.

      As premiums are received in the first 24 months following the Contract Date, commissions will be paid at a rate of 50% or less until the total premium received reaches the CTP amount. Any premiums received above the CTP in the first 24 months following the Contract Date will generate 4% or less in excess commission.

      If we issue a policy with an issue age in excess of 80, we may reduce the first year commissions.

      Renewal Commissions, Service Commissions and Drop-ins - the commission rate on renewal premiums in policy years 3 through 10 is 4% or less on the amount up to the CTP and 3% on the excess.

      Asset Based Commissions may be payable at the rate of 25 basis points or less on the mean asset value of the contract beginning after the first policy year or later.

II.   Commission Recaptures

      If a case lapses or is surrendered before the end of the sixth month, 100% of the commission paid will be withdrawn. If the case lapses or is surrendered after being in force 7 months but within the first 24 months, a portion of the commission will be withdrawn.

III.  Other Broker-Dealers

      The Contract may also be sold through other broker-dealers authorized by Prusec and applicable law to do so. Registered representatives of such other broker-dealers may be paid on a different basis than that stated above.